Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

    The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission, or SEC, on March 3, 2023, or our 2022 Annual Report, as updated by the “Risk Factors” section below.

Overview of Business and Trend Information

We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 2,400 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By end of 2022, we estimate that we derived over 32.5% of our revenues from manufacturing solutions.
A series of recent acquisitions and other transactions has strengthened our leadership in various facets of our business, and have added incremental growth engines to our platform. Our acquisition, in December 2020, of Origin Laboratories, Inc., or Origin, significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts has enabled us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provided us with a complementary technology that further expanded our polymer suite of solutions across the product life cycle. Similarly, our acquisition, in November 2021, of all remaining shares of Xaar 3D Ltd. or Xaar, has begun to accelerate our growth in production-scale 3D printing. The recently completed transaction between our former subsidiary, MakerBot, a leader in desktop 3D printing, and Ultimaker, gave us a significant (approximately 46.5%) stake in a new entity that has a broad technology offering, a larger scale, and that is well-capitalized and is therefore better equipped to compete in the attractive desktop 3D printing segment. Our October 2022 asset acquisition from the quality assurance software company Riven, a Berkeley, California-based start-up, enables us to fully integrate its cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling more manufacturing customers to adopt Stratasys solutions for end-use parts production. Our acquisition, in April 2023, of Covestro’s additive manufacturing business gives us the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of our newest technologies, including our Origin P3™, Neo® stereolithography, and H350™ printers, with which Covestro’s resins can be used. Also, we acquired an IP portfolio comprised of hundreds of patents and pending patents.

Recent Developments- Potential Business Combinations
During the second quarter of 2023, and up to the current time, we have been involved in, and have been the subject of, potential business combination transactions that may be transformative to the additive manufacturing industry.
 Prospective Merger with Desktop Metal

On May 25, 2023, we and Desktop Metal, Inc., (“Desktop Metal”), jointly announced their entry into a merger agreement, whereby a wholly-owned Delaware subsidiary will merge with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly-owned subsidiary of ours. Our shareholders and Desktop Metal’s stockholders would hold 59% and 41%, respectively, of our ordinary shares following the merger. The parties expect the transaction to close in the fourth quarter of 2023, subject to the receipt of required regulatory approvals, as well as approvals of the shareholders of Stratasys and stockholders of Desktop Metal, and other customary closing conditions.

Nano Dimension Tender Offer and Board Contest

On May 25, 2023, following the announcement of the merger with Desktop Metal, Nano Dimension Ltd, (“Nano”), a 14.1% shareholder of our company in the 3D printing industry, launched a hostile partial tender offer whereby it sought to acquire—including shares already held by it— between 53% and 55% of our outstanding ordinary shares, at a price of $18.00 per share. The tender offer was subject to various conditions and was originally set to expire on June 26, 2023. Over the course of subsequent periods of time, the price offered by Nano in its tender offer was ultimately raised to $25.00 per share, with an accompanying reduction as to the percentage of our shares to be held by it upon consummation of the offer, to between 46% and 51%, and the offer was extended ultimately through July 31, 2023. The offer expired on July 31, 2023 and Nano did not receive enough tendered shares and was therefore unable to complete the purchase of any of our ordinary shares pursuant to the offer.

We have also been subject to litigation with Nano in an Israeli district court regarding our shareholder rights plan, Nano’s tender offer, and the contested board election. The litigation has not changed the outcome of any of the developments described above.

3D Systems Offers

On May 30, 2023, and then again on June 27, 2023, we received an unsolicited non-binding indicative proposal from 3D Systems Corporation (“3D Systems”) to merge with us. The price offered was $7.50 in cash and 1.2507 shares of common stock of 3D Systems per ordinary share of Stratasys, followed by $7.50 in cash and 1.3223 shares of common stock, in those respective offers. On July 13, 2023, we received an updated proposal from 3D Systems, pursuant to which it would merge with the Company for $7.50 in cash and 1.5444 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. Our board determined that the latest 3D Systems proposal would reasonably be expected to result in a “Superior Proposal” under the merger agreement with Desktop Metal and authorized our management to enter into discussions with 3D Systems with respect to the proposal.

Business Performance in Macro-Economic Environment

       Our current outlook, as well as our results of operations for the three and six month periods ended June 30, 2023, should be evaluated in light of current global macroeconomic conditions, including certain challenging trends that have also impacted the additive manufacturing industry. Our revenues in the initial six months of 2023 decreased by 6.3% relative to the corresponding, six months ended June 30, 2022, evidencing macro-economic pressure on capital expenditure budgets of our customers, which has been causing longer sales cycles for our systems and occasional deferral of orders of our systems. The decrease in systems revenues was also attributable in part to the disposition of our former subsidiary, MakerBot, in August 2022, and unfavorable currency exchange rates. On the other hand, the first half results also evidence stronger utilization of our installed systems by our customers, which drove higher revenues in both consumables and customer service, as well as increase in consumables revenue based on sales of consumables to customers of our recently acquired entities. We are cautiously optimistic that we will achieve sequential revenue growth during the second half of the year, evidencing stronger top-line results from systems that contain recently acquired technology.
We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates and other trends that have been adversely impacting economic activity on a global scale, and which have also adversely affected the additive manufacturing industry generally and our company, in particular. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. We estimate that those conditions have impacted us most notably by limiting our ability to increase our gross margins and our operating margins more significantly in the short-term, given the increased cost of goods and operating expenses associated with global supply chain problems and inflation. We have used price increases to offset those cost pressures. Assuming that those logistical issues and inflationary pressures ease, and the global economy remains relatively stable, we expect that those margins will improve, as we execute on our growth plans and as a result of a favorable products mix.
Specific developments that may potentially impact our operating performance in an adverse manner include:
  further actions taken by central banks in Europe and the U.S. to increase interest rates as a means to reduce inflation even more, which may worsen credit/financing conditions for our customers who purchase our products; and
  potential contraction of economic activities and recessionary conditions that could arise as a result of interest rate increases and a decrease in consumer demand;
We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.
We ended the second quarter of 2023 with $205.4 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, which we began doing at the start of the COVID-19 pandemic, while ensuring that our NPI programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and six months ended June 30, 2023 with the corresponding period in 2022.

Results of Operations

Comparison of Three Months Ended June 30, 2023 to Three Months Ended June 30, 2022

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended June 30,
	2023		2022
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$159,751	100.0%	$166,603	100.0%
Cost of revenues	93,529	58.5%	99,210	59.5%
Gross profit	66,222	41.5%	67,393	40.5%
Research and development, net	24,305	15.2%	24,346	14.6%
Selling, general and administrative	75,576	47.3%	66,592	40.0%
Operating loss	(33,659)	(21.1)%	(23,545)	(14.1)%
Financial income (expenses), net	687	0.4%	(1,170)	(0.7)%
Loss before income taxes	(32,972)	(20.6)%	(24,715)	(14.8)%
Income tax benefit (expenses)	(725)	(0.5)%	429	0.3%
Share in losses of associated companies	(4,918)	(3.1)%	(99)	(0.1)%
Net loss	(38,615)	(24.2)%	(24,385)	(14.6)%

Discussion of Results of Operations

Revenues

Our products and services revenues in the three months ended June 30, 2023 and 2022, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended June 30,
	2023	2022	% Change
	U.S. $ in thousands
Products	$109,112	$115,721	(5.7)%
Services	50,639	50,882	(0.5)%
Total Revenues	$159,751	$166,603	(4.1)%

 Products Revenues
Revenues derived from products (including systems and consumable materials) decreased by $6.6 million, or 5.7%, for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022, mainly attributable to a decrease in systems revenues as a result of longer sales cycle, impact of MakerBot divestiture and unfavorable exchange rates in an amount of $10.5 million, partially offset by higher consumables revenues of $3.9 million, as a result of higher usage of our systems, and revenues from recent acquisitions.

Revenues derived from systems decreased by $10.5 million, or 17.9%, for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022. The decrease is mainly attributable to longer sales cycles as well as the impact of divestiture of MakerBot in an amount of $6.0 million, which occurred at the end of August 2022, as MakerBot’s revenues were consolidated with our revenues in the second quarter of 2022 but not the corresponding quarter of 2023, and to unfavorable exchange rates in an aggregate amount of $0.3 million.
Revenues derived from consumables increased by $3.9 million, or 6.9%, for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022. The increase in consumables revenues is mainly attributable to revenues driven by our recent acquisitions in an aggregate amount of $5.6 million, as well as higher utilization rates of systems which requires that initial materials be replenished, partially offset by unfavorable exchange rates in an aggregate amount of $0.2 million, as well as the impact of the divestiture of MakerBot, in an amount of $1.7 million.

Services Revenues

Services revenues (including SDM, maintenance contracts, time and materials and other services) decreased by $0.2 million for the three months ended June 30, 2023, or 0.5%, as compared to the three months ended June 30, 2022. The decrease was driven primarily by a decrease in SDM revenues as well the MakerBot divestiture in an amount of $3.0 million. Within services revenues, customer support revenue, which includes revenues generated mainly by maintenance contracts on our systems, increased by 8%.

Revenues by Region

Revenues and the percentage of revenues by region for the three months ended June 30, 2023 and 2022, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended June 30,
	2023		2022		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$102,195	64.0%	$107,225	64.4%	(4.7)%
EMEA	36,884	23.1%	35,212	21.1%	4.7%
Asia Pacific	20,672	12.9%	24,166	14.5%	(14.5)%
	$159,751	100.0%	$166,603	100.0%	(4.1)%

* Represent the United States, Canada and Latin America

Revenues in the Americas region decreased by $5.0 million, or 4.7%, to $102.2 million for the three months ended June 30, 2023, compared to $107.2 million for the three months ended June 30, 2022. The decrease is mainly attributable to the impact of the MakerBot divestiture in an amount of $7.7 million, partially offset by higher revenues driven by our recent acquisitions in an amount of $1.4 million.
Revenues in the EMEA region increased by $1.7 million, or 4.7%, to $36.9 million for the three months ended June 30, 2023, compared to $35.2 million for the three months ended June 30, 2022. The increase was primarily attributable to higher consumables revenues driven by our recent acquisitions in an aggregate amount of $3.1 million, partially offset by the impact of the MakerBot divestiture in an amount of $0.9 million. On a constant currency basis, when using the prior year period’s exchange rates, revenues increased by $1.2 million, or 3.3%.
Revenues in the Asia Pacific region decreased by $3.5 million, or 14.5%, to $20.7 million for the three months ended June 30, 2023, compared to $24.2 million for the three months ended June 30, 2022. The decrease was primarily attributable to a slowdown in systems revenues. On a constant currency basis when using prior year period’s exchange rates, revenues decreased by $2.8 million, or 11.6%.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, was as follows:

	Three Months Ended June 30,
	2023	2022
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$51,536	$54,589	(5.6)%
Services	14,686	12,804	14.7%
	$66,222	$67,393	(1.7)%

Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended June 30,
	2023	2022
Gross profit as a percentage of revenues from:
Products	47.2%	47.2%
Services	29.0%	25.2%
Total gross margin	41.5%	40.5%
Gross profit attributable to products revenues decreased by $3.1 million, or 5.6%, to $51.5 million for the three months ended June 30, 2023, compared to gross profit of $54.6 million for the three months ended June 30, 2022. Gross margin attributable to products revenues for the three months ended June 30, 2022 remained at 47.2%, compared to the three months ended June 30, 2022. The decrease is mainly attributable to the impact of lower revenues and the divestiture of MakerBot partially offset by a decrease in amortization expenses in amount of $2.5 million, and an increase in revenues driven by our recent acquisitions in an amount of $2.9 million.
Gross profit attributable to services revenues increased by $1.9 million, or 14.7%, to $14.7 million for the three months ended June 30, 2023, compared to $12.8 million for the three months ended June 30, 2022. Gross margin attributable to services revenues increased to 29% in the three months ended June 30, 2023, as compared to 25.2% for the three months ended June 30, 2022. Our gross profit from services revenues increased mainly as a result of favorable product mix, partially offset by SDM restructuring and divestments costs in an amount of $1.4 million.

Operating Expenses

 The amount of each type of operating expense for the three months ended June 30, 2023 and 2022, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended June 30,
	2023	2022	% Change
	U.S. $ in thousands

Research and development, net	$24,305	$24,346	(0.2)%
Selling, general and administrative	75,576	66,592	13.5%
	99,881	90,938	9.8%
Percentage of revenues	62.5%	54.6%

        Operating expenses were $99.9 million in the second quarter of 2023, compared to operating expenses of $90.9 million in the second quarter of 2022. The increase in operating expenses was primarily driven by our recent acquisitions in an amount of $3.9 million, costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees in an amount of $13.3 million, and an unfavorable currency exchange rate in an amount of $2 million, partially offset by a lower operating expenses due to the divestiture of MakerBot in an amount of $4.9 million

        Research and development expenses have not changed significantly for the three months ended June 30, 2023 and remained at $24.3 million, as they were for the three months ended June 30, 2022. The amount of research and development expenses constituted 15.2% of our revenues for the three months ended June 30, 2023, as compared to 14.6% for the three months ended June 30, 2022. The Research and development expenses have not changed significantly mainly due to the offsetting effects of our divestiture of MakerBot, and higher charges related to restructuring costs.

        We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.

        Selling, general and administrative expenses increased by $9 million, or 13.5%, to $75.6 million for the three months ended June 30, 2023, compared to $66.6 million for the three months ended June 30, 2022. The absolute increase in selling, general and administrative expenses, was mainly attributable to higher costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees in an amount of $13.3 million, partially offset by lower expenses in an amount of $3 million due to the divestiture of MakerBot. The amount of selling, general and administrative expenses constituted 47.3% of our revenues for the three months ended June 30, 2023, as compared to 40% for the three months ended June 30, 2022.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended June 30,
	2023	2022
	U.S. $ in thousands

Operating loss	$(33,659)	$(23,545)

Percentage of revenues	(21.1)%	(14.1)%

Operating loss amounted to $33.7 million for the three months ended June 30, 2023, compared to an operating loss of $23.5 million for the three months ended June 30, 2022. The absolute increase in the operating loss of $10.1 million, as well as the increase of operating loss as a percentage of revenues by 6.9%, were attributable to the 7.9% increase of operating expenses as a percentage of revenues due to higher costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees, partially offset by a 1% increase in gross profit as a percentage of revenues, mainly due to the MakerBot divestiture.

Financial Income (Expenses), net

Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $0.7 million for the three months ended June 30, 2023, compared to financial expenses, net of $1.2 million for the three months ended June 30, 2022.

Income Taxes

Income tax benefit (expenses) and income tax benefit (expenses) as a percentage of net loss before taxes, as well as the percentage change in each, year over year, reflected thereby, were as follows:

	Three Months Ended June 30,
	2023	2022
	U.S. $ in thousands

Income tax benefit (expenses)	$(725)	$429

As a percentage of loss before income taxes	(2.2)%	1.7%

We had an effective tax rate of 2.2% for the three-month period ended June 30, 2023, compared to an effective tax rate of 1.7% for the three-month period ended June 30, 2022. Our effective tax rate in the second quarter of 2023 was primarily impacted by the geographic mix of foreign taxable earnings and losses, as well as our valuation allowance.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended June 30, 2023, the loss from our proportionate share of the losses of our equity method investments was $4.9 million, compared to a loss of $0.1 million in the three months ended June 30, 2022 as a result of our divestiture of MakerBot and investment in Ultimaker.

Net Loss and Net Loss Per Share

Net loss, and net loss per share were as follows:

	Three Months Ended June 30,
	2023	2022
	U.S. $ in thousands

Net loss	$(38,615)	$(24,385)

Percentage of revenues	(24.2)%	(14.6)%

Basic and diluted net loss per share	$(0.56)	$(0.37)
Net loss was $38.6 million for the three months ended June 30, 2023 compared to net loss of $24.4 million for the three months ended June 30, 2022. The increase in net loss was attributable to higher costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees in an aggregate amount of $13.3 million, our share in losses of associated companies and income tax expenses, in amounts of $4.9 million and $0.8 million, respectively, offset, in part, by more profitable operational results.

Net loss per share was $0.56 for the three months ended June 30, 2023 as compared to net loss per share of $0.37 for the three months ended June 30, 2022. The weighted average fully diluted share count was 68.6 million during the three months ended June 30, 2023, compared to 66.6 million during the three months ended June 30, 2022.

Results of Operations

Comparison of Six Months Ended June 30, 2023 to Six Months Ended June 30, 2022

The following table sets forth certain statement of operations data for the periods indicated:

	Six Months Ended June 30,
	2023		2022
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$309,128	100.0%	$330,032	100.0%
Cost of revenues	177,511	57.4%	192,962	58.5%
Gross profit	131,617	42.6%	137,070	41.5%
Research and development, net	45,780	14.8%	48,344	14.6%
Selling, general and administrative	136,293	44.1%	131,855	40.0%
Operating loss	(50,456)	(16.3)%	(43,129)	(13.1)%
Financial income(expenses), net	1,460	0.5%	(2,532)	(0.8)%
Loss before income taxes	(48,996)	(15.8)%	(45,661)	(13.8)%
Income tax benefit(expenses)	(4,500)	(1.5)%	502	0.2%
Share in losses of associated companies	(7,343)	(2.4)%	(174)	(0.1)%
Net loss	(60,839)	(19.7)%	(45,333)	(13.7)%

Discussion of Results of Operations

Revenues

Our products and services revenues in the six months ended June 30, 2023 and 2022, as well as the percentage change reflected thereby, were as follows:

	Six Months Ended June 30,
	2023	2022	% Change
	U.S. $ in thousands
Products	$210,083	$228,794	(8.2)%
Services	99,045	101,238	(2.2)%
Total Revenues	$309,128	$330,032	(6.3)%

Products Revenues

Revenues derived from products (including systems and consumable materials) decreased by $18.7 million, or 8.2%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, mainly due to longer sales cycles, impact of MakerBot divestiture of $14.5 million, and unfavorable exchange rates of $2.3 million, partially offset by revenues driven by our recent acquisitions in an aggregate amount of $6.2 million.
Revenues derived from systems for the six months ended June 30, 2023 decreased by $24.6 million, or 21.7% as compared to the six months ended June 30, 2022. The decrease was mainly attributable to longer sales cycles as well as the impact of MakerBot divestiture of $11.3 million, and to unfavorable exchange rates in an aggregate amount of $1.0 million.

Revenues derived from consumables increased by $5.9 million, or 5.1%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The increase in consumables revenues reflects higher utilization rates of systems as initial materials are replenished and revenues driven by our recent acquisitions partially offset by unfavorable exchange rates in an aggregate amount of $1.3 million as well as the impact of divestiture of MakerBot of $3.2 million.

Services Revenues

Services revenues (including SDM, maintenance contracts, time and materials and other services) decreased by $2.2 million for the six months ended June 30, 2023, or 2.2%, as compared to the six months ended June 30, 2022 mainly due to the impact of the divestiture of MakerBot of $2.7 million. Within services revenues, customer support revenue, which includes revenue generated mainly from maintenance contracts on our systems, increased by 7%.

Revenues by Region

Revenues and the percentage of revenues by region for the six months ended June 30, 2023 and 2022, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Six Months Ended June 30,
	2023		2022		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$192,275	62.2%	$205,792	62.4%	(6.6)%
EMEA	74,764	24.2%	75,267	22.8%	(0.7)%
Asia Pacific	42,089	13.6%	48,973	14.8%	(14.1)%
	$309,128	100.0%	$330,032	100.0%	(6.3)%

* Consists of the United States, Canada and Latin America

Revenues in the Americas region decreased by $13.5 million, or 6.6%, to $192.3 million for the six months ended June 30, 2023, compared to $205.8 million for the six months ended June 30, 2022. The decrease is mainly related to the impact of the MakerBot divestiture in an amount of $14.3 million, partially offset by revenues driven by our recent acquisitions.
Revenues in the EMEA region decreased by $0.5 million, or 0.7%, to $74.8 million for the six months ended June 30, 2023, compared to $75.3 million for the six months ended June 30, 2022. The decrease was primarily driven by a decrease in systems revenues, partially offset by higher consumables revenues mainly driven by our recent acquisitions.
Revenues in the Asia Pacific region decreased by $6.9 million, or 14.1%, to $42.1 million for the six months ended June 30, 2023, compared to $49.0 million for the six months ended June 30, 2022. The decrease was primarily driven by a slowdown in systems revenues. On a constant currency basis when using the prior period’s exchange rates, revenues decreased by $6.7 million, or 13.6%.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, were as follows:

	Six Months Ended June 30,
	2023	2022
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$101,394	$108,289	(6.4	) %
Services	30,223	28,781	5.0%
	$131,617	$137,070	(4.0	) %

Gross profit as a percentage of revenues from our products and services was as follows:

	Six Months Ended June 30,
	2023	2022
Gross profit as a percentage of revenues from:
Products	48.3%	47.3%
Services	30.5%	28.4%
Total gross margin	42.6%	41.5%

Gross profit attributable to products revenues decreased by $6.9 million, or 6.4%, to $101.4 million for the six months ended June 30, 2023, compared to gross profit of $108.3 million for the six months ended June 30, 2022. Gross margin attributable to products revenues increased to 48.3% for the six months ended June 30, 2023, compared to 47.3% for the six months ended June 30, 2022. Our gross profit from products revenues increased mainly as a result of lower amortization expense of $5.5 million, favorable product mix, impact of our recent acquisitions and MakerBot divestiture, partially offset by unfavorable exchange rates.
Gross profit attributable to services revenues increased by $1.4 million, or 5%, to $30.2 million for the six months ended June 30, 2023, compared to $28.8 million for the six months ended June 30, 2022. Gross margin attributable to services revenues in the six months ended June 30, 2023 increased to 30.5%, as compared to 28.4% for the six months ended June 30, 2022. Our gross profit from services revenues increased mainly as a result of favorable product mix partially offset by SDM restructuring and divestments costs.

Operating Expenses

The amount of each type of operating expense for the six months ended June 30, 2023 and 2022, as well as the percentage change from period to period reflected thereby, and total operating expenses as a percentage of our total revenues in each such six month period, were as follows:

	Six Months Ended June 30,
	2023	2022	% Change
	U.S. $ in thousands

Research and development, net	$45,780	$48,344	(5.3)%
Selling, general and administrative	136,293	131,855	3.4%
	$182,073	$180,199	1.0%

Percentage of revenues	58.9%	54.6%

Operating expenses were $182.1 million in the six months ended June 30, 2023, compared to operating expenses of $180.2 million in the six months ended June 30, 2022. The increase in operating expenses was primarily driven by costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees in an aggregate amount of $13.3 million and recent acquisitions related costs of $4.4 million, partially offset by the impact of divestiture of MakerBot of $10.0 million and unfavorable exchange rate costs in a total amount of $4.4 million.

Research and development expenses, net decreased by $2.6 million, or 5.3%, to $45.8 million for the six months ended June 30, 2023, compared to $48.3 million for the six months ended June 30, 2022. The decrease was mainly attributable to the divestiture of MakerBot, partially offset by restructuring costs in an amount of $2.0 million. The amount of research and development expenses as a percentage of revenues remained fairly consistent from period to period, constituting 14.8% of our revenues for the six months ended June 30, 2023, as compared to 14.6% for the six months ended June 30, 2022.
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications which will enhance our current solutions offerings.
Selling, general and administrative expenses increased by $4.4 million, or 3.4%, to $136.3 million for the six months ended June 30, 2023, compared to $131.9 million for the six months ended June 30, 2022. The amount of selling, general and administrative expenses constituted 44.1% of our revenues for the six months ended June 30, 2023, as compared to 40.0% for the six months ended June 30, 2022. The increase is mainly attributable to costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees, partially offset by the impact of MakerBot divestiture.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Six Months Ended June 30,
	2023	2022
	U.S. $ in thousands

Operating loss	$(50,456)	$(43,129)

Percentage of revenues	(16.3)%	(13.1)%

Operating loss amounted to $50.5 million for the six months ended June 30, 2023, compared to an operating loss of $43.1 million for the six months ended June 30, 2022. Our operating loss increased both on an absolute basis, and as a percentage of our revenues in the first half of 2023 compared to the first half of 2022, for the reasons described in the discussion of the above line items.

Financial Expenses (Income), net

Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $1.5 million for the six months ended June 30, 2023, compared to $2.5 million of financial expenses, net for the six months ended June 30, 2022.

Income Taxes

Income tax benefit (expenses) and income tax benefit (expenses) as a percentage of net loss before taxes, as well as the percentage change in each period over period, reflected thereby, were as follows:

	Six Months Ended June 30,
	2023	2022
	U.S. $ in thousands

Income tax benefit(expenses)	$(4,500)	$502

As a percent of loss before income taxes	(9.2)%	1.1%
We had an effective tax rate of 9.2% for the six-month period ended June 30, 2023, compared to an effective tax rate of 1.1% for the six-month period ended June 30, 2022.Our effective tax rate in the six months ended June 30, 2023 was primarily impacted by the geographic mix of foreign taxable earnings and losses, as well as our valuation allowance.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the six months ended June 30, 2023, the loss from our proportionate share of the earnings of our equity method investments was $7.3 million, compared to a loss of $0.2 million in the six months ended June 30, 2022 as a result of our divestiture of MakerBot and investment in Ultimaker.

Net Loss and Net Loss Per Share

Net loss (on an absolute basis and as a percentage of revenues), and net loss per share were as follows:

	Six Months Ended June 30,
	2023	2022
	U.S. $ in thousands

Net loss	$(60,839)	$(45,333)

Percentage of revenues	(19.7)%	(13.7)%

Basic and diluted net loss per share	$(0.89)	$(0.69)

Net loss was $60.8 million for the six months ended June 30, 2023 compared to a net loss of $45.3 million for the six months ended June 30, 2022. Our net loss increased as a percentage of our revenues in the six months ended June 30, 2023 compared to the six months ended June 30, 2022, mainly due to higher costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees, increased amounts for our share in losses of associated companies and higher income tax expenses, in each case, as quantified above, offset, in part, by more profitable operational results, also as described above.
Net loss per share was $0.89 and $0.69 for the six months ended June 30, 2023 and 2022, respectively. The weighted average fully diluted share count was 68.1 million for the six months ended June 30, 2023, compared to 66.2 million for the six months ended June 30, 2022.
The absolute increase in net loss and basic and diluted net loss per share, as well as the increase in net loss as a percentage of our revenues, resulted from the aggregate impact of the foregoing line items in our results of operations in the first six months of 2023 as compared to the corresponding period in 2022.

Supplemental Operating Results on a Non-GAAP Basis

        The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items.

The items adjusted in our non-GAAP results either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and the related non-GAAP adjustments for the applicable periods:

		Three Months Ended June 30,
		2023	Non-GAAP	2023	2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$66,222	$11,283	$77,505	$67,393	$11,914	$79,307
	Operating income (loss) (1,2)	(33,659)	38,666	5,007	(23,545)	25,479	1,934
	Net income (loss) (1,2,3)	(38,615)	41,148	2,533	(24,385)	25,560	1,175
	Net income (loss) per diluted share (4)	$(0.56)	$0.60	$0.04	$(0.37)	$0.39	$0.02

(1)	Acquired intangible assets amortization expense		5,014			6,954
	Non-cash stock-based compensation expense		999			1,080
	Restructuring and other related costs		3,378			15
	Impairment charges and write off		1,892			3,865
			11,283			11,914

(2)	Acquired intangible assets amortization expense		2,686			2,218
	Non-cash stock-based compensation expense		7,024			7,751
	Restructuring and other related costs		2,468			-
	Revaluation of investments		-			1,255
	Contingent consideration		347			596
	Legal, consulting and other expenses		14,858			1,745
			27,383			13,565
			38,666			25,479

(3)	Corresponding tax effect		213			81
	Finance expenses		175			-
	Equity method related amortization and other		2,094			-
			$41,148			$25,560

(4)	Weighted average number of ordinary shares outstanding- Diluted	68,648		69,272	66,568		67,070

		Six Months Ended June 30,
		2023	Non-GAAP	2023	2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$131,617	$16,582	$148,199	$137,070	$19,603	$156,673
	Operating income (loss) (1,2)	(50,456)	56,981	6,525	(43,129)	47,086	3,957
	Net income (loss) (1,2,3)	(60,839)	64,454	3,615	(45,333)	47,718	2,385
	Net income (loss) per diluted share (4)	$(0.89)	$0.95	$0.05	$(0.69)	$0.73	$0.04

(1)	Acquired intangible assets amortization expense		9,015			13,920
	Non-cash stock-based compensation expense		1,931			1,980
	Restructuring and other related costs		3,744			(162)
	Impairment charges and write off		1,892			3,865
			16,582			19,603

(2)	Acquired intangible assets amortization expense		4,880			4,443
	Non-cash stock-based compensation expense		14,332			15,384
	Restructuring and other related costs		4,266			555
	Revaluation of investments		580			2,316
	Contingent consideration		612			803
	Legal, consulting and other expenses		15,729			3,982
			40,399			27,483
			56,981			47,086

(3)	Corresponding tax effect		3,251			-
	Finance expenses		$638			$226
	Equity method related amortization and other		$3,584			$406
			$64,454			$47,718

(4)	Weighted average number of ordinary shares outstanding- Diluted	68,107		68,683	66,151		67,071

Liquidity and Capital Resources

A summary of our statements of cash flows is as follows:

	Six Months Ended June 30,
	2023	2022
	U.S $ in thousands
Net loss	$(60,839)	$(45,333)
Depreciation and amortization	24,343	29,924
Impairment of other long-lived assets	919	3,865
Stock-based compensation	16,263	17,364
Foreign currency transactions loss	1,967	10,318
Other non-cash items, net	10,633	2,658
Change in working capital and other items	(34,453)	(57,705)
Net cash used in operating activities	(41,167)	(38,909)
Net cash provided by investing activities	36,628	63,172
Net cash used in financing activities	(682)	(864)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(824)	(7,413)
Net change in cash, cash equivalents and restricted cash	(6,045)	15,986
Cash, cash equivalents and restricted cash, beginning of period	150,686	243,293
Cash, cash equivalents and restricted cash, end of period	144,641	259,279
Our cash, cash equivalents and restricted cash balance decreased to $144.6 million as of June 30, 2023 from $150.7 million as of December 31, 2022. The decrease in cash, cash equivalents and restricted cash in the six months ended June 30, 2023 was primarily due to $41.2 million of cash used in operating activities, partially offset by $36.6 million of cash generated by investing activities.

Cash used in operating activities

We used $41.2 million of cash in operating activities during the six months ended June 30, 2023. Cash used in operating activities reflects our $60.8 million net loss, negative changes in our working capital of $34.5 million, as reduced in part to eliminate non-cash line items included in net loss, including depreciation and amortization in an aggregate amount of $24.3 million, stock-based compensation of $16.3 million and foreign currency transactions gains of $2.0 million. Reduction in working capital of $34.5 million was mainly driven by higher inventory purchases of $17.1 million, an increase of $11.5 million in accounts receivable, a decrease of $4.9 million in accrued compensation and related benefits, and a decrease of $3.1 million in accounts payable.

Cash flows from investing activities

We generated $36.6 million of cash from our investing activities during the six months ended June 30, 2023. The increase was mainly attributable to $116.4 million of net proceeds that we withdrew from short-term bank deposits, partially offset by cash invested for acquisitions and investments in unconsolidated entities of $72.7 million, and purchases of property and equipment in an amount of $6.5 million.

Cash used in financing activities

We used $0.7 million of cash in financing activities during the six months ended June 30, 2023. These financing costs were mostly related to contingent consideration that we paid for acquisitions.

Capital resources and capital expenditures

Our total current assets amounted to $610.5 million as of June 30, 2023, of which $205.6 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $208.8 million. Most of our cash and cash equivalents and short-term deposits are held in banks in Israel, the US and the U.K.
The credit risk related to our accounts receivable is limited, due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.
We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.

Critical Accounting Estimates

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments and assumptions that affect the amounts we report. Actual results may differ from those estimates. To better understand our business activities and those accounting policies that are important to the presentation of our financial condition and results of operations and that require management's subjective judgements, please see our 2022 Annual Report. We base our judgements on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.
These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.
You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•

the extent of our success at introducing new or improved products and solutions that gain market share;

•

the extent of growth of the 3D printing market generally;

•

the global macro-economic environment, including headwinds caused by inflation, rising interest rates, changing currency exchange rates and potential recessionary conditions;

•

changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;

•

the impact of shifts in prices or margins of the products that we sell or services we provide;

•

the impact of competition and new technologies;

•

the ultimate outcome of the prospective transaction between Stratasys and Desktop Metal, including the possibility that Stratasys shareholders or Desktop Metal stockholders will reject the proposed transaction;

•

the effect of the announcement of the prospective transaction on our ability to operate our business and retain and hire key personnel and to maintain favorable business relationships;

•

the timing of the prospective merger with Desktop Metal;

•

the occurrence of any event, change or other circumstance that could give rise to the termination of the prospective merger with Desktop Metal;

•

the extent to which the parties are able to satisfy closing conditions to the completion of the prospective merger between Stratasys and Desktop Metal;

•

the impact of unsolicited non-binding indicative proposals by 3D Systems to acquire our company and whether any such proposal is ultimately determined by our board of directors to be a “Superior Proposal” under our merger agreement with Desktop Metal;

•

impairments of goodwill or other intangible assets in respect of companies that we acquire;

•

the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

•

the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;

•

the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties have been and may continue to have on our supply chain and distribution network, and, consequently, our ability to successfully sell both our existing and newly-launched 3D printing products;

•

the potential adverse effects that inflation, and actions taken to reduce inflation, such as increased interest rates, are having or may have on the macro-economic environment, and the degree of our resilience (and that of our customers and suppliers) to those effects, which may have significant consequences for our operations, financial position and cash flows;

•

global market, political and economic conditions, and in the countries in which we operate in particular;

•

government regulations and approvals;

•

litigation and regulatory proceedings;

•

infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

•

potential cyber attacks against, or other breaches to, our information technologies systems;

•  the extent of our success at maintaining our liquidity and financing our operations and capital needs;

•

impact of tax regulations on our results of operations and financial conditions;

•

those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2022 Annual Report, as supplemented herein, as well as in other portions of the 2022 Annual Report Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2022 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2022 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 12-“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.

RISK FACTORS

Adverse macro-economic trends such as inflation and higher interest rates have been adversely affecting, and may continue to adversely affect, potentially in a more material manner (including due to measures taken to reduce their impact),  our business, results of operations and financial condition.
Certain recent global macro-economic trends have been adversely impacting the global economic environment in the post-COVID-19 pandemic period. The infusion of money into circulation as part of a “loose” monetary policy to encourage consumer spending, along with historically low interest rates for an extended period of time, which were designed to ease economic conditions during the pandemic, triggered upwards pressure on prices of goods and services. Supply chain delays, initially caused by closures during the pandemic, and rising shipping costs, which were exacerbated by the ongoing Russian invasion of the Ukraine, have contributed further towards inflationary pressures on many goods and commodities globally. The high rates of inflation globally caused governments and central banks to act to curb inflation, including by raising interest rates, which may potentially stifle economic activity to a large enough extent to cause a recession, whether in individual countries or regions, or globally. In certain cases, shifts in interest rates have impacted investor preferences as to investments in different countries, which has triggered shifts in exchange rates between various currencies, which has, in turn, exerted an unsteady impact on our results of operations.
We cannot predict what impact these current or prospective macro-economic trends may have on our target markets and our expected results of operations. For example, rising interest rates which are meant to slow down inflation may worsen credit/financing conditions for our customers and adversely impact their ability to purchase our products.
In light of these uncertainties, we continue to monitor the cost-control measures that we first implemented in February 2020, when the COVID-19 pandemic began, some of which we have maintained in place since that time.
While we believe that we are well-positioned to withstand the current adverse macro-economic trends, given our balance sheet (primarily due to our cash reserves and lack of debt) and our emphasis on operational efficiencies and execution, we continue to monitor the situation, assessing further implications for our operations, supply chain, liquidity, cash flow and customer orders, in an effort to mitigate potential new adverse consequences should they arise. However, there is no assurance that we will succeed at doing so.
A potential downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with these macroeconomic trends, it is difficult to fully predict the magnitude of their effects on our, and our business partners’, business, financial condition and results of operations.
The guidance that we provide for 2023 and future periods (including medium term guidance) may lack the degree of certainty that we once had in providing guidance, due to the number of variables surrounding the current macro-economic environment.

     The trends associated with the current economic environment may also have the effect of amplifying many of the other risks described under the caption “Item 3. Key Information— D. Risk Factors” in our 2022 Annual Report.

Our prospective merger with Desktop Metal may not be completed, which could require us to pay a sizable termination fee, if the termination occurs under certain circumstances, and could otherwise adversely affect our company in various ways.

Our prospective merger with Desktop Metal is subject to a number of conditions that must be satisfied or waived, in each case, prior to the completion of the merger, as specified in the related merger agreement. These conditions to the completion of the merger, some of which are beyond the control of our company and Desktop Metal, may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may be delayed or not completed. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the transaction. No assurance can be given that the required stockholder, shareholder, governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, even if all such consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals.

Additionally, either Stratasys or Desktop Metal may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by February 25, 2024 (subject, under certain circumstances, to extension to May 25, 2024 or August 25, 2024).

If the merger agreement is terminated under certain circumstances specified therein, we may be required to pay Desktop Metal a termination fee of $19,000,000 or $32,500,000 or an expense reimbursement in an amount not to exceed $10,000,000, including certain circumstances in which our board of directors effects a change of recommendation or we enter into an agreement with respect to an alternate acquisition proposal following the termination of the merger agreement.

If the merger is not completed on a timely basis, or at all, for any reason, including as a result of our shareholders failing to approve a proposal related to the merger, our share price could be adversely effected, our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the merger, we would be subject to a number of additional risks, including, potentially:
  the time and resources committed by our management team to matters relating to the merger (including integration planning) could otherwise have been devoted to our existing business and the pursuit of other opportunities that may have been beneficial to Stratasys;
  the market prices of our ordinary shares could decline to the extent that the current market price reflects a market assumption that the merger will be completed;
  we may face renewed hostile takeover pressure from Nano Dimension, whether via (i) a new tender offer that is similar to the recently-expired hostile Nano tender offer pursuant to which Nano Dimension sought to increase its holdings of Stratasys ordinary shares to approximately 46-51% of our outstanding ordinary shares, (ii) an additional attempt to take control of our board of directors, whether by proposing to remove current Stratasys directors and replace them with Nano’s own nominees, or otherwise, or (iii) any other means, and may face protracted litigation in relation to such tactics of Nano Dimension;
  we could face hostile takeover pressure from any other third party, including other competitors in the 3D printing industry or other outside players, which could distract us from our focus on our business strategies;

  we may experience negative reactions from our suppliers, customers, distribution channels, business partners, industry contacts and other third parties, which in turn could affect our marketing and sales operations or our ability to compete for new business or obtain renewals in the marketplace more broadly;
  we could experience negative reactions from market analysts, institutional shareholder groups, significant shareholders or others that could have an adverse impact on the trading price of our ordinary shares;
  we may experience negative reactions from employees; or
  we and/or our management teams could be subject to litigation related to any failure to complete the merger or any enforcement proceeding commenced against us to perform our obligations under the merger agreement.
Combining our business with the business of Desktop Metal may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the merger, which may adversely affect the combined company’s business results and negatively affect the market price of the ordinary shares of the combined company following the merger.

The success of the Stratasys-Desktop Metal prospective merger will depend on, among other things, the ability of Stratasys and Desktop Metal to combine their businesses in a manner that facilitates growth opportunities and realizes cost savings. We have entered into the merger agreement because our board of directors believes that the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of our shareholders, and that combining the businesses of Stratasys and Desktop Metal will produce benefits and cost savings.

If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

Our ability to achieve estimated cost and tax synergies in the expected timeframe, or at all, is subject to various assumptions by our management, which may or may not prove to be accurate, as well as the incurrence of costs in our operations that offset all or a portion of such cost synergies. As a consequence, we may not be able to realize all of these cost and tax synergies within the timeframe expected or at all. In addition, we may incur additional or unexpected costs in order to realize these cost and tax synergies. Our ability to realize tax synergies is subject to uncertainties. Failure to achieve the expected cost and tax synergies could significantly reduce the expected benefits associated with the Merger.

Inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the related merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the ordinary shares of the combined company after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what we expect and may take longer to achieve than anticipated. If our company and Desktop Metal are not able to adequately address integration challenges, we may be unable to successfully integrate the companies’ respective operations or realize the anticipated benefits of the integration of the two companies.

If Nano’s legal challenge to our shareholder rights plan is successful, Nano launches and successfully completes an unsolicited tender offer that is similar to the recently expired Nano tender offer, or Nano attempts once again and succeeds at removing and replacing Stratasys’ or the Stratasys- Desktop Metal combined company’s directors with its own nominees, that could have a material adverse impact on shareholders’ investment in the combined company.

We are currently subject to litigation in Israel initiated by Nano in which Nano is challenging the validity, under Israeli law, of our shareholder rights plan. The Israeli courts have not previously ruled on the legality of a shareholder rights plan or so-called “poison pill” under the Israeli Companies Law, 5759-1999, or the Companies Law. On July 18, 2023, in the context of an interim procedural decision, the court expressed its preliminary view that: it is inclined to rule that rights plans are permissible under Israeli law; the adoption of a rights plan by a board should be viewed “with suspicion”; a board bears the burden of proving that it was informed, that it acted in good faith, that experts were consulted, and that it considered the interests of the company and its shareholders, rather than acting for the sake of entrenching itself, when adopting a shareholder rights plan. While this interim ruling opens the way for a potential final court ruling that our shareholder rights plan was valid and validly adopted, there can be no assurance that the Israeli court will determine that our board of directors actually met the requisite burden of proof for upholding such validity.

In addition to its legal challenge to Stratasys’ shareholder rights plan, Nano may also launch, in the future, a hostile tender offer that may be similar to the Nano tender offer that it launched on May 25, 2023 and that expired on July 31, 2023, pursuant to which it may seek to acquire our ordinary shares which, together with any ordinary shares that it already owns, may represent a majority or, even if less than a majority, a significant percentage of the outstanding ordinary shares.

Nano may also utilize its rights pursuant to the provisions of the Companies Law to demand, as a greater-than 5% shareholder, to call an extraordinary general meeting of shareholders at which the removal of some or all of our then-incumbent directors and the election of Nano’s nominees in their stead would be on the agenda. The relevant majority for approval of any such proposal would be an ordinary majority of shares represented in person or by proxy and voting at a general meeting, without excluding the shares of interested shareholders. If Nano were to hold a substantial portion of our ordinary shares (regardless of whether we complete our prospective merger with Desktop Metal) when doing so, Nano’s votes in favor of such a proposal would give it an advantage in having the proposal approved.

To the extent that the Israeli court invalidates our shareholder rights plan, declares or provides any further remedies to Nano that facilitate, and thereby allow, Nano to launch a new tender offer that is similar to the expired Nano tender offer, that may result in Nano having another opportunity to attempt to become a majority or significant shareholder of our company (regardless of whether we complete our prospective merger with Desktop Metal). Nano would then have significant ability to impact the operations of Stratasys or the Stratasys-Desktop Metal combined company. Similarly, if Nano succeeds in the future in replacing any of our directors, that would also give it significant influence over the management and policies of Stratasys or the combined company. Either or both of those outcomes would enable Nano to influence the operations of Stratasys or the combined company for its own interests, which may be to the detriment of our public/minority shareholders. Nano could use its voting power, whether as a substantial (or even controlling) shareholder or on the Stratasys board, to significantly influence the policies of the combined company in a manner that benefits Nano and adversely impacts the combined company and its results of operations in a material way. Nano’s possession of a substantial or controlling interest in Stratasys or the combined company could also adversely impact trading in Stratasys’ or the combined company’s ordinary shares and liquidity for Stratasys’ or the combined company’s public/minority shareholders, potentially causing a decline in the value of public shareholders’ investment in Stratasys and/or the combined company.